

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 16, 2008

U.S. Mail

Mr. Jay D. Browning, Senior Vice President – Corporate Law & Secretary
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

> **Re:** **Valero Energy Corporation**
> **Form 10-K**
> **Filed February 29, 2008**
> **File No. 1-13175**
>
> **Form 10-Q**
> **Filed May 9, 2008**
> **File No. 1-13175**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 17, 2008**
> **File No. 1-13175**

Dear Mr. Browning:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director